Salt Lake City

Tintic Mining
District

Juab County

STATE OF UTAH

N
W ⊕ E
S

Figure 1

VALLEY HIGH MINING COMPANY
NORTH BECK JOINT VENTURE PROPERTY

INDEX MAP

January, 2006

Map by:
NORTH AMERICAN EXPLORATION, INC.
447 North 300 West, Suite 3, Kaysville, UT 84037
(801) 544-3421

